FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of November 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of the JSE Limited, shareholders are advised
that Gold Fields has granted, on 12 November 2008,
Restricted Shares to the Non-Executive Directors set out
below.

Restricted Shares are awarded at a zero strike price and
are settled after a period of 36 months has elapsed.

Name	A J Wright
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	7,600
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

Name	K Ansah
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant

	Date
Nature of interest	Direct Beneficial

Name	J G Hopwood
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

Name	G Marcus
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

Name	D N Murray
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third

	anniversary of the Grant Date
Nature of interest	Direct Beneficial
Name	D M J Ncube
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial
Name	R L Pennant-Rea
Position	Non-Executive Director
Company	Gold Fields Limited
No of Restricted Shares granted	5,000
Restricted Shares strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of Restricted Shares
Vesting Period	The Restricted Shares are settled on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

The grant of these Restricted Shares was approved by shareholders at the Company's Annual General Meeting held on Wednesday, 12 November 2008.

12 November 2008
Sponsor: JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 12 November 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs